F O R   I M M E D I A T E    R E L E A S E



                                      April 23, 1996
                                      For more information contact:
                                      Erin Ibele - (419) 247-2800
                                      Ed Lange   - (419) 247-2800

         HEALTH CARE REIT, INC. ANNOUNCES $30 MILLION
              PRIVATE PLACEMENT OF SENIOR NOTES

Toledo, Ohio, April 23, 1996....Health Care REIT, Inc. (NYSE/HCN)
announced today the successful closing of a $30 million private placement of Senior Notes to institutional investors. The Notes, which mature in 2001 and 2003, have a weighted average interest rate of 7.18%. The Company used the proceeds to reduce its lines of credit, which in return will enable the Company to make investments in health care facilities. EVEREN Securities, Inc. served as Agent to the Company.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. The Company also invests in specialty care hospitals and primary care facilities. The Company has investments in 118 health care facilities in 28 states and has total assets of approximately $390 million.